SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                          Medivest, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            584933 30 3
                          (CUSIP Number)

Leonard W. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-7411)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        November 19, 1998
     (Date of Event which Requires Filing of this Statement)

     1.   TradeCo Corp.

     2.   (a)__.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   WC.

     5.   None; not applicable.

     6.   Utah.

     Number of Shares         7.   Sole Voting Power: 400,000.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 400,000.
                             10. Shared Dispositive Power: None.

     11.  400,000.

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  9%.

     14.  CO.

     Item 1. Medivest, Inc., a Utah corporation (SEC File No. 1-10077 [the "Company"]); 178 South 350 West, Mona, Utah 84645; $0.001 par value common voting stock.

     Item 2.(a)  TradeCo Corp., a Utah corporation.
            (b)  Suite 1, 55 West 200 North, Provo, Utah 84601.
            (c)  Same as (b).
            (d)  None.

     Item 3.   Working capital.

     Item 4.   The purpose of the transaction was investment only.

     Item 5.(a)  400,000 shares.
            (b)  Sole Voting Power: 400,000 shares; Shared Voting Power:
None; Sole Dispositive Power: 400,000 shares; and Shared Dispositive Power:
None.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None; not applicable.

     Item 7.   None; not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRADECO CORP.


Dated: 3/15/99                      By/s/David N. Nemelka
       --------                        -----------------------------
                                       David N. Nemelka, Jr., President